Filed pursuant to Rule 433
File No. 333-148054
Bank of Montreal
US$1,000,000,000 2.125% SENIOR NOTES DUE 2013

Issuer:	Bank of Montreal (the “Bank”)

Aggregate Principal Amount Offered:	US$1,000,000,000.00

Maturity Date:	June 28, 2013

Price to Public:	99.942% per Note

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$996,920,000

Underwriters’ Fee:	0.25% per Note

Coupon:	2.125%

Interest Payment Dates:	June 28 and December 28 of each year, beginning on December 28, 2010

Regular Record Dates:	June 13 and December 13

Re-offer Yield:	2.145%

Spread to Benchmark Treasury:	T + 95 basis points

Benchmark Treasury:	1.125% due June 15, 2013

Benchmark Treasury Yield:	1.195%

Trade Date:	June 21, 2010

Settlement Date:	June 28, 2010; T+5

Redemption Provisions:	Bank may redeem, at its option, at a price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the pricing supplement) plus 15 basis points;

plus, in either case, accrued and unpaid interest on the principal amount of Notes being redeemed to but excluding the date of redemption.

CUSIP/ISIN:	063679 CG7 / US063679CG73

Underwriters:
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
BMO Capital Markets Corp.
Banc of America Securities LLC
J.P. Morgan Securities Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

The Bank has filed a registration statement (File No. 333‑148054) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling Morgan Stanley & Co. Incorporated toll‑free at 1‑866‑718‑1649, Banc of America Securities LLC toll‑free at 1‑800‑294‑1322, Barclays Capital Inc. toll‑free at 1‑888‑603‑5847 or BMO Capital Markets Corp. toll‑free at 1‑312‑461‑3496.